UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

93148P102

(CUSIP Number)

William M. Walker

c/o Walker & Dunlop, Inc.

7501 Wisconsin Avenue

Suite 1200

Bethesda, Maryland 20814

(301) 215-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 93148P102

1	Names of reporting person William M. Walker
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF/OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,005,479
	8	Shared voting power -0-
	9	Sole dispositive power 2,005,479
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 2,005,479
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.6%(1)
14	Type of reporting person (see instructions) IN

(1)	Percentage based on an aggregate of 30,276,682 shares of Common Stock outstanding as of April 10, 2015.

SCHEDULE 13D

CUSIP No. 93148P102

Explanatory Note

This statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Reporting Person’s Statement on Schedule 13D, as previously amended (the “Prior 13D”), relating to his beneficial ownership of the Company’s common stock, par value $0.01 per share (“Common Stock”). In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, unless otherwise stated herein, the Prior 13D remains in full force and effect. While the Reporting Person does not believe there has been a material change in the facts set forth in the Prior 13D, this Amendment No. 3 is being filed voluntarily to report an increase in the percentage of the shares of the Common Stock beneficially owned or deemed to be beneficially owned by the Reporting Person, as described below. On March 20, 2015, pursuant to the closing of the transactions contemplated under the Underwriting Agreement, dated March 16, 2015, by and among the Company and Morgan Stanley & Co. LLC (the “Underwriter”), the Company repurchased from the Underwriter 3,000,000 shares of Common Stock. The repurchase resulted in a smaller number of shares of Common Stock outstanding, and therefore, the Reporting Person’s shares represent a larger percentage of the total number of outstanding shares.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth on the cover page of this Schedule 13D is incorporated herein by reference. Mr. Walker holds dispositive and voting power over an aggregate of 2,005,479 shares of the Company’s common stock, including (i) 20,163 shares of restricted stock, which represent the unvested portions of restricted stock grants, which grants were made to vest ratably on each anniversary of the applicable grant date over a three-year period, (ii) 182,806 shares underlying currently exercisable stock options, and (iii) 23,028 shares underlying options exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 93148P102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2015

/s/ William M. Walker
William M. Walker